

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

William Koschak
Chief Financial Officer
Calyxt, Inc.
2800 Mount Ridge Road
Roseville, Minnesota 55113

> **Re: Calyxt, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Form 10-Q for the Period Ended September 30, 2021**
> **File No. 001-38161**

Dear Mr. Koschak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Short-Term Investments, page F-7

1. Please explain why you classified your short-term investments as trading and why the corresponding cash flows have been classified as investing instead of as operating in your Statements of Cash Flows. See ASC 320 and ASC 230-10-45-20.

Revenue Recognition - Product Sales, page F-9

2. In regards to your revenue recognition policy related to product sales, please address the following:
    - We note that you may sell grain to a processor with a commitment to repurchase any soybean meal resulting from their grain crushing activity with a single net cash settlement occurring between the parties. In these instances, you recognize revenue from the sale of grain in the amount of the final net cash settlement with the processor. Please help us better understand and correspondingly expand your

> disclosures to better explain what consideration you gave to the guidance in ASC 606-10-25-26 as well as ASC 606-10-55-66 through 55-78 in determining your revenue recognition policy related to these sales which are subject to a repurchase agreement; and

- In regards to the bill and hold arrangements in which you sell grain to a processor and your storage facility continues to be used to hold the grain until such time it is requested it be delivered, please help us better understand and correspondingly expand your disclosures to better explain what consideration you gave to the guidance in ASC 606-10-55-81 in determining your revenue recognition policy related to these arrangements. Please specifically address what consideration you gave as to whether there could be additional performance obligations in these arrangements such as custodial services.

Form 10-Q for the Period Ended September 30, 2021

Balance Sheet, page 4

3.   Please quantify the components within your inventory balance as required by Article 10-01(a)(2) of Regulation S-X.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Nudrat Salik at (202) 551-3692 or Al Pavot at (202) 551-3738 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Debra Frimerman